

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2014

Via E-mail
Kevin Yates
Chief Executive Officer
NuState Energy Holdings, Inc.
1201 Main Street, Suite 1980
Columbia, SC 29201

> **Re:** **NuState Energy Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 3, 2014**
> **File No. 000-25753**

Dear Mr. Yates:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Amendment, page 2

Increasing the Authorized Number of Shares of Common Stock by Two Billion, page 2

1. We note your disclosure that the number of authorized shares was increased by two billion on September 15, 2014 in order to provide sufficient shares in the event that an entity to be formed by C.K. Williams exercises its irrevocable option to purchase a controlling interest in the registrant. Please furnish the information required by Items 11, 13 and 14 of Schedule 14A or advise. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Kevin Yates
NuState Energy Holdings, Inc.
October 20, 2014
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Tom Murphy, Esq.